June 15, 2005


James H. Watson, Jr.
Chief Executive Officer
1st Net Technologies, Inc.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

	RE:	1st Net Technologies, Inc.
		Preliminary Schedule 14A
		Filed August 27, 2004, January 7, 2005 and January 14,
2005
		Definitive Schedule 14A
		Filed January 19, 2005
		Revised Definitive Schedule 14A
		Filed February 25, 2005
		Revised Definitive Schedule 14A
		Filed April 28, 2005
		File No. 0-27145

Dear Mr. Watson:

      We have reviewed your response letter dated May 27, 2005 and have the following additional comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedule 14A filed on April 28, 2005

Form 10-KSB for the year ended December 31, 2004

Debt restructurings and write-offs, page F8

Prior Comment #1

1. We note in your response where you state that you "assumed the lease by virtue of using the copier and making some payments on the lease obligation." Furthermore, you indicate that there was never a formal agreement between Entrepreneur (the affiliate) and yourself, nor was there a lease between the creditor and yourself. As such, explain why you considered it appropriate to record a capital lease obligation on your financial statements. Alternatively, explain why the capital lease obligation was not removed from the financial statements when the equipment was returned to the lessor in 2001. Confirm that the lessor or a collection agency has not contacted you for collection since January 1, 2004.

Changes in accounting estimates

Prior Comment #3

2. We note your response surrounding the equipment lease that was included in the restructuring charge accrual. Tell us how your accounting for the lease termination complies with EITF 88-10 and EITF 94-3. In your response, explain if this equipment lease was recorded as a capital or operating lease and explain why you stopped making payments on the lease. Indicate whether you returned the equipment. Confirm that the lessor or a collection agency has not attempted to collect since January 1, 2004.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3462. For additional assistance, you may also contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

						Sincerely,



						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services

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Jim Watson
1st Net Technologies
June 15, 2005
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